Exhibit 99.1

Global Ship Lease Announces New Five-Year $268 Million Credit Facility for Debt Refinancing

Refinancing reduces average cost of debt and significantly extends maturities from 2020 to 2024

LONDON, September 19, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that it has agreed a new syndicated $268 million senior secured credit facility comprised of two tranches (the “ New Senior Loan”) with major commercial lenders Credit Agricole Corporate and Investment Bank, ABN AMRO Bank N.V, CIT Bank NA, Hellenic Bank Public Company Limited and Siemens Financial Services Inc. The Company expects to draw down the first tranche of the New Senior Loan, in full, of $230 million shortly and will use the proceeds to refinance five existing senior credit facilities with maturities in December 2020 and April 2021 (the “First Tranche Refinancing”), thereby reducing its cost of debt, extending maturities, and simplifying its debt structure. As a result of the First Tranche Refinancing, three 2000-built 6,000 TEU ships will become unencumbered. The second tranche of up to $38 million, or 65% of the market value of the vessel to be financed, is available, on similar terms, until May 2020 to facilitate further refinancing. The final maturity date of the New Senior Loan is expected to be September 2024, five years after drawdown. Borrowings under the New Senior Loan will bear interest at LIBOR plus a margin of 3.0%. Scheduled amortization is in line with fixed amortization which would have commenced March 2020 under the refinanced loans, at $5.2 million per quarter.

In addition, the Company has refinanced all of the existing indebtedness under its Junior Facility in the amount of $38.5 million, with the only change being to extend its maturity from September 2023 to September 2024, consistent with the maturity date of the New Senior Loan. The Company has updated the Overview of GSL Debt in its Investor Presentation, on its website at www.globalshiplease.com.

George Youroukos, Chairman of Global Ship Lease, added, “This significant improvement to our capital structure reflects the increasing recognition of our high-quality, best-in-class fleet, our extensive contracted revenue stream, the competitive advantages of our fully integrated commercial platform, and the highly supportive fundamentals for well-specified mid-sized and smaller containerships. With charter rates improving across the vessel classes represented by our fleet, we have successfully extended and expanded our charter backlog and, as previously announced, have agreed to purchase three vessels, two of which have now been delivered, with the third scheduled to deliver at the end of the month, in a highly attractive, opportunistic acquisition. By maintaining a high level of activity on multiple fronts, we are focused on systematically overcoming barriers to achieving a market valuation that more accurately reflects the inherent value of Global Ship Lease and our high-quality fleet of 41 ships, which was valued by an independent broker at $1.34 billion on a charter-attached basis as of June 30, 2019 for an overall loan to value, net of cash, and adjusting for the purchase of the two ships to be purchased after June 30, 2019, of just over 60% at the same date.”

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “By successfully executing this refinancing, we are delivering upon our stated goals of reducing our cost of debt, significantly extending maturities of most of our 2020 debt until September 2024, and enhancing our financial flexibility by releasing collateral. While an important step in its own right, this refinancing also provides us with long-term certainty for further enhancements to our capital structure.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 40 ships and has contracted to purchase a further ship, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 11.9 years as at June 30, 2019.

The average remaining term of the Company’s charters at June 30, 2019, including subsequent new charters, options to extend which are under the Company’s control, and assuming the mid-point of the redelivery period, was 2.9 years on a TEU-weighted basis. Contracted future revenue on this basis was $835.4 million. Contracted future revenue was $916.4 million, including options to extend which are under charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.3 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Source: Global Ship Lease, Inc.

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